July 13, 2010


Mr. Dennis M. Steen
Chief Financial Officer
Camden Property Trust
3 Greenway Plaza, Suite 1300
Houston, Texas 77046

> **Re:     Camden Property Trust**
> **Form 10-K for the year ended 12/31/2009**
> **Filed 2/25/2010**
> **File Nos. 001-12110**

Dear Mr. Dennis M. Steen:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


Sincerely,


Cicely LaMothe
Branch Chief